FRANK J. HARITON · ATTORNEY - AT – LAW

1065 Dobbs Ferry Road White Plains New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

September 12, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 1 to Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

Today we are filing Amendment Number One to the Form 10-12G as is indicated above. The amendment represents an updating to the materials previously filed and a response to the comments contained in the Staff’s August 8, 2022 letter to the Company (the “Comment Letter”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

1.	We have amended the cover page to use the current version of the form.

2.	We have added disclosures with respect to our intentions in the real estate field.

3.	We have added material describing the history of the Company as requested.

4.	The Company views Elisee as AI software and we have added disclosure to its description to confirm this point.

5.	We have expanded the description of our employees and consultants roles in response to the comment.

6.	We have added risk factors relevant to our businesses.

7.	We have revised the MD&A in response to the comment.

8.	We have included full year MD&A.

9.	The requested change has been made.

10.	The relevant section has been expanded.

FRANK J. HARITON · ATTORNEY - AT - LAW

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 12, 2022

11, 12 & 13.	The discrepancies have been reconciled and the section has been expanded.

14.	The requested change has been made.

15.	We have added details to this section.

16.	The agreement between Mr. Stybr and the Company has been filed as an exhibit and it is referred to in the section.

17.	The requested information has been added for the Series A Preferred.

18.	The requested changes have been made.

19.	The reference to North Carolina was a typo and has been corrected.

20., 21., and 22.	The requested information and changes to the financial information have been affected.

Should you have any questions regarding the foregoing, please feel free to contact me at (914) 649-7669.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton